Exhibit 99.1

2 October 2019
National Grid plc

Massachusetts Electric 2019 Rate Case Order

Following the rate filing in November 2018, National Grid confirms that the Massachusetts Department of Public Utilities (DPU) has issued its rate case order for our Massachusetts Electric business.

The order approves a five-year rate plan with new rates effective 1 October 2019. It includes an allowed Return on Equity of 9.6% on an equity ratio of 53.5%, leading to an annual revenue increase of $38 million.

The order includes a new Performance Based Rate Mechanism (PBRM) that will fund both capital and operational expenditure across the duration of the rate plan, ensuring inflation is factored into the cost base. In addition, the DPU has approved a budget of $50 million for a future utility scale energy storage filing and $8.5 million of funding for electric vehicle charging infrastructure, reflecting the DPU’s planned gradual path for investments in both energy storage and electric vehicle charging infrastructure.

The completion of this filing, with a multi-year and forward-looking rate plan, is another successful step in our regulatory strategy, and supports the significant ongoing investment across our US business.

For additional information, please follow the link to the fact sheet section of the National Grid Investor Relations website: https://investors.nationalgrid.com/news-and-reports/factsheets/2018

Investors and Analysts

James Flanagan Will Jackson	+44 (0) 20 7004 3129 +44 (0) 20 7004 3166	+44 (0) 7970 778 952 (m) +44 (0) 7584 206 578 (m)
Media
Molly Neal        +44 (0) 7583 102 727 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-T2 price controls as well as increased political and economic uncertainty; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supplies; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 212 to 215 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.